EXHIBIT 9

February 27, 2001

Philip K. Polkinghorn, President

Keyport Life Insurance Company

125 High Street

Boston, MA 02110

RE: OPINION OF COUNSEL - VARIABLE ACCOUNT A

Dear Mr. Polkinghorn:

You have requested my opinion concerning the legality of the variable annuity contracts being registered with the Securities and Exchange Commission by this Registration Statement.

I have made such examination of the law and have examined such records and documents as in my judgment was necessary or appropriate to enable me to render the opinion expressed below.

I am of the opinion that the contracts will be legally issued and will represent binding obligations of the depositor (Keyport Life Insurance Company).

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration Statement.

Sincerely,

/s/Bernard R. Beckerlegge

Bernard R. Beckerlegge

General Counsel